UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2021

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5601 S Broadway

Suite 240

Littleton, CO 80121

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated December 31, 2021, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001818643/000165495421013523/pcg_1a.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “our” or “our Company” refer to Phoenix Capital Group Holdings, LLC, a Delaware limited liability company.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, was formed on April 23, 2019, to purchase (i) property rights to extract natural resources from the property (“mineral rights”), and (ii) ownership interests in property without operating rights on the property (“non-operated working interests”) in the United States, primarily in the Williston Basin, Permian Basin and Denver Julesburg Basin (“DJ Basin”), using the Company’s proprietary software system to identify unique opportunities. Although the Company has targeted specific regions, we are agnostic to geography and look to focus exclusively on the best asset for profitability when determining which assets to buy. The more area the Company can cover, the more we can ensure we are achieving the optimal return for invested capital.

Our Company focuses on assets that present high near-term predictable cashflow. This analysis includes the geography of the asset, the probability of future oil wells and predictability of both the timing and value of the cashflow. Following its acquisition of the asset, the Company partners with an oil and gas extraction operator to share in the proceeds of the natural resources extracted and sold by the operator. Using the proprietary software that the Company has developed internally, the Company is typically able to achieve an average payback period of 18-24 months on assets it buys. Additionally, the Company employs a tax-efficient strategy of offsetting royalty income through use of intangible drilling costs (non-operated working interests).

We have also developed a highly customized and proprietary software platform to help us identify opportunities. This aggregate, niche, scalable software platform is specific to us and there is no known competitive product. As such, the software creates considerable intrinsic value to operational efficiencies.

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We entered into a Credit Agreement on October 28, 2021 (the “Credit Agreement”) with Cortland Credit Lending Corporation (“Cortland”) which provides for a term loan and revolving line of credit. The Term Loan provided for in the Credit Agreement includes a commitment of $5,000,000 (the “Cortland Term Loan”) which matures on October 28, 2022, subject to two one-year extensions at the discretion of Cortland, and bears interest at a rate of the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The line of credit provided for in the Credit Agreement permits borrowings up to the lesser of (a) $23,000,000 and (b) a formula based on the value of the collateral securing the debt (the “Cortland LOC”). As of December 31, 2021, we are permitted to borrow up to $23,000,000 under the Cortland LOC and currently have $21,850,000 outstanding. The Cortland Term Loan and Cortland LOC are secured by all of the property and assets owned by the Company. The Cortland Term Loan may only be used to re-finance our prior loan arrangements, and the Company utilized the full $5,000,000, in addition to amounts borrowed under the Cortland LOC, to pay off all of the Company’s previous debt outstanding prior to its entry into the Credit Agreement. The Bonds are subordinated in the right of payment to the Cortland Term Loan and Cortland LOC. The Credit Agreement contains provisions, representations, warranties, covenants and indemnities that are customary and standard for secured debt.

We offered up to $6,000,000 of unsecured notes in an offering exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506(c) of Regulation D promulgated thereunder (the “Unsecured Notes”). As of December 31, 2021, we have sold an aggregate principal amount of approximately $6,000,000 of the Unsecured Notes. The Unsecured Notes have maturities ranging from December 2021 to March 2025 and interest rates ranging from 7.5% to 25.0%. The Company terminated its offering of the Unsecured Notes in connection with its offering pursuant to Regulation A, as described below.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on November 19, 2021, as amended by Form 1-A/A amendments, filed on December 8, 2021 and December 20, 2021 respectively, which offering statement was qualified by the SEC on December 23, 2021. Pursuant to the Offering Statement, we are offering a maximum of $75,000,000 in the aggregate of the Company's 9.0% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $1,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $74,250,000, if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used for the purchase of mineral rights and non-operated working interests, as well as additional asset acquisitions. As of April 26, 2022, the Offering issued 4,962 Bonds for gross proceeds to the Company of $4,962,000. We intend to continue to sell the Bonds through December 23, 2024, or the date upon which our Manager determines to terminate the offering, in its sole discretion.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Phoenix Capital Group Holdings, LLC “Phoenix” was formed in the state of Delaware on April 23, 2019. As of December 31, 2021, the Company conducts operations from three physical offices located in Hermosa Beach, CA, Littleton, CO, and Casper, WY respectively.

Phoenix developed a software platform in 2019 to identify, analyze, underwrite, and formally transact in the purchasing of mineral royalty assets. Mineral royalties are contractual obligations at defined royalty rates between an operator that acts as a payor, and a mineral owner. Upon completion of an acquisition, Phoenix becomes the beneficiary of this contract royalty payment, as the mineral owner of record. With respect to the technology platform, the software is used solely for the internal benefit of Phoenix and is not currently licensed to any 3rd party. The analytics driven; automated system incorporates data sets from multiple 3rd party sources through custom API’s that call in refreshed data every 24 hours. Within the system, various dashboards can be accessed to analyze and review granular data sets at the asset level. Internal underwriting criteria generate offers to purchase assets furnished to the Phoenix sales and marketing team based on a discounted cash flow model driven by conservative estimates and inputs as a function of the data analysis and management inputs and assumptions.

Since inception, Phoenix has acquired over 640 different mineral assets of which roughly 400 remain owned by the Phoenix as of December 31, 2021. Assets that were disposed of were conveyed principally to private equity firms who operate in the vibrant, liquid secondary market.

As of December 31, 2021, the Company database has nearly 30,000 individual records in the current markets of interest which are comprised of the key basins in North Dakota, Montana, Wyoming, Colorado, and Texas. The software can incorporate data sets form any basin within the United States, however the addressable market in the focus regions alone is more than sufficient to create significant scale. However, management does anticipate expanding beyond these regions over time.

Phoenix is a private, family and employee-owned company.

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Results of Operations — For the Period Ended December 31, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2021.

Beginning in Q4 2020 and effectuated throughout the first half of 2021, the Company strategically moved away from a transactional business model towards its long-term objective of a buy-and-hold model. The buy-and-hold model achieves a much greater IRR for the Company and its investors over the long-term and will be the Company’s primary objective going forward. This strategy was made possible through the partnerships the Company had forged with financial institutions and unsecured debtors

Revenue

The shift away from a gain on sale model towards a buy-and-hold model significantly reduced gain on sale revenue in 2021 in comparison to in 2020 ($207,655 and $2,828,819, respectively). Royalty revenues, however, significantly increased in 2021 in comparison to 2020, as was expected by the change in strategy ($13,568,798 and $5,718,431, respectively). The top-line revenue gain from 2020 to 2021 was approximately 60%. Management is confident revenues will grow at a much faster pace going forward as additional assets are being added to the portfolio and continue to generate compounding revenue streams, opposed to the transactional gain on sale activity.

Operating Expenses

The Company recorded operating expenses of $12,928,033 for 2021 in comparison to $6,593,345 in 2020. The increase in yearly operating expenses was driven by increased personnel expense, general increased overhead expenses, increased sales and marketing expenditures, and associated professional fees and expenses. The operating expenses of the Company will continually grow in relation to assets in the portfolio due to the relational manner of mineral rights royalties to depletion and various oil and gas taxes and expenses (owner deductions, severance taxes and ad valorem taxes).

Net Income

The Company recorded a loss of net income of $(659,546) for 2021 in comparison to a gain of $1,842,577 for 2020. The decrease in net income is due to an increase in depletion expenses in 2021 as compared to 2020 ($5,607,530 and $2,990,916, respectively) as well as increased interest expenses in 2021 as compared to 2020 ($1,669,930 and $111,328, respectively). The decrease in net income is also due to the reduction of gain on sale activity. The buy-and-hold strategy will increase net income in future periods as opposed to the immediate realization of the gain on sale using a divestiture model. EBITDA for the company increased in 2021 compared to 2020 ($6,617,914 and $4,944,821, respectively) which further supports the increased long-term profitability of the company with the buy-and-hold strategy.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash on hand of $370,260 and undrawn lending capacity of $1,150,000. The Company currently has a credit facility with Cortland Credit Lending Corporation including a term loan of $5,000,000 and a revolving line of credit with a revolver commitment of up to $23,000,000. See “Item 1. Business - General” for more information.

The Company, from time to time, has engaged in private placement offerings of securities, including unsecured debt. As of December 31, 2021, the Phoenix notes payable balance was $6,000,000. Phoenix intends to continue to rely on its cash from operations and ability to incur additional indebtedness for its short and long-term liquidity.

Trend Information

The Company closed a $28,000,000 facility with Cortland Credit Lending Corporation on October 28, 2021. These funds, along with paying off the prior senior lender, were invested into new projects in late 2021 – the revenue and cashflow from these new investment projects will start to accrete in Q1 and Q2 of 2022. With rising commodity prices and increased capital deployment, the company expects to see significant growth to both revenue and EBITDA in 2022.

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Item 3. Managers and Officers

Our Company is a manager-managed limited liability company and managed by our sole manager pursuant to our limited liability company. Lion of Judah, LLC has the power to select the manager of our Company in its sole discretion. The following table sets forth information on our manager and executive officers.

Name	Age	Position with our Company	Manager/Officer Since
Lindsey Brianne Wilson	36	Manager and Chief Operating Officer	April 2019

Curtis Roger Allen	36	Chief Financial Officer	February 2020

Kris Woods	35	Chief Technology Officer	August 2019

Sean Goodnight	46	Chief Acquisition Officer	June 2020

Justin Lee Arn	41	Chief Land and Title Officer	April 2020

Matt Willer	45	Vice President of Capital Markets	March 2021

Set forth below is biographical information for the executive officers and managers of our Company.

Lindsey Wilson, Manager and Chief Operating Officer. Lindsey brings years of extensive practical experience leading diverse, multidisciplinary teams in the energy sector. Lindsey entered the oil and gas industry in 2011 as a Leasing Agent in Texas and this foundational experience was the springboard that ultimately allowed her to transition into more advanced management roles within the mineral and leasehold acquisition space. As a founding member of Phoenix Capital Group, Lindsey establishes the objectives of the business and leads all operational functions within the Company. Responsible for overseeing the day-to-day operations of Phoenix Capital Group, Lindsey takes great pride in working with all departments on setting and achieving aggressive business goals. Lindsey graduated from the University of Texas Arlington and holds a Bachelor of Business Administration with a concentration in Marketing.

Curtis Allen, Chief Financial Officer. Curtis graduated magna cum laude from SUNY Oswego with both his BS and MBA concentrated in accounting. Curtis has over 10 years’ experience in financial services with an emphasis on investment analysis. As a CPA, Curtis has a range of experiences from his private tax-practice to auditing billion-dollar defense contractors with the Department of Defense. Most recently, he has spent over 7 years managing investments for personal and corporate clients. Alongside being a CPA, Curtis also holds series 7 and 66 licenses and has passed the CFA level I. At Phoenix Capital Group, Curtis is responsible for all accounting and finance functions and underwriting new potential deals along with a multitude of day-to-day operational tasks.

Kristopher Woods, Chief Technology Officer. Kris has over 12 years’ experience as a consultant and software engineer working across a number of industries including energy, health & fitness and consumer goods. At Phoenix Capital Group, his responsibilities include identifying and validating technological needs, as well as overseeing the implementation and management of all software solutions. He has developed extensive insights into custom software and technology solutions over the course of his career and brings that knowledge and ability to lead diverse teams to his role at Phoenix Capital Group. Kris holds a B.A. in Computer Science from Lewis & Clark College and dual Masters degrees from Loyola Marymount in Business Administration and Systems Engineering.

Sean Goodnight, Chief Acquisitions Officer. Sean brings over 25 years of consultative sales experience to Phoenix Capital Group. As a Colorado native, he attended the University of Northern Colorado and spent the early part of his career in the health care and insurance industries. He was introduced into the oil and gas industry in 2016 working with mineral acquisitions where he quickly transitioned into management. With Phoenix Capital Group, Sean leads the Acquisitions department and has implemented processes, developed tools, and introduced materials that have contributed to the continued success of the Company. He has built a team of talented, sophisticated professionals who possess the expertise and skillset to maintain the high level of standards that have become the foundation of his department.

Justin Arn, Chief Land & Title Officer. Justin graduated from the University of Hawaii at Manoa and majored in Philosophy with a minor in Business Administration. Justin began his Land career researching mineral and royalty rights for multiple mineral acquisition companies focusing on the DJ Basin in Weld County, Colorado and Laramie County, Wyoming. He has coordinated and managed title projects, large and small, in Wyoming, Colorado, North Dakota, Montana, and Texas, and performed and managed opportunity and due diligence title work for the purchase of thousands of Royalty Acres throughout the DJ, Bakken, and Permian basins. Justin is an active member of the American Association of Professional Landmen, and the Wyoming Association of Professional Landmen.

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Matt Willer, Vice President of Capital Markets. Matt Willer is a seasoned finance professional that has spent 22 years professionally assisting Companies of all sizes, in a variety of industries, with their financing needs. Matt’s career began at Smith Barney and after his early professional life was spent at a large investment bank he sequentially migrated to smaller firms where he has been able to have more autonomy and interaction with clients. For the past decade, Matt’s experience has largely been in an internal investment banking function to the operating companies that he is assisting. With experience in both debt and equity transactions, across both private and public Companies, Matt has raised well over $100 million in new capital for the Companies he’s worked with. Matt brings an entrepreneurial finance background to Phoenix Capital Group Holdings where he currently maintains the title of Vice President of Capital Markets and has recently become a partner with the firm. Matt graduated from the University of Southern California with a degree in Business Administration with a dual specialty in Finance and Management.

Manager and Executive Officer Compensation

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Kris Woods	Chief Technology Officer	$170,000	(1)	$170,000

Lindsey Brianne Wilson	Manager and Chief Operating Officer	$175,000	(2)	$175,000

Curtis Roger Allen	Chief Financial Officer	$172,500	(3)	$172,500

(1) The Company has granted Mr. Woods a 3.50% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

(2) The Company has granted Ms. Wilson an 8.22% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

(3) The Company has granted Mr. Allen an 8.22% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Daniel Ferrari*	N/A	29.14%

LLC Interests	Charlene Ferrari*	N/A	29.14%

LLC Interests	Lindsey Brianne Wilson**	N/A	8.22%

LLC Interests	Curtis Allen**	N/A	8.22%

LLC Interests	Kris Woods**	N/A	3.50%

LLC Interests	Sean Goodnight**	N/A	3.50%

LLC Interests	Justin Arn**	N/A	4.75%

LLC Interests	All Executives and Managers	N/A	28.19%

* Daniel Ferrari and Charlene Ferrari each own 50% of Lion of Judah, LLC, which owns 58.28% of the Company. Their address is 1983 Water Chase Drive, New Lenox, IL 60451.

** 5601 S Broadway, Suite 240, Littleton, CO 80121.

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Item 5. Interest of Management and Others in Certain Transactions

None.

Item 6. Other Information

None.

8

Item 7. Financial Statements

PHOENIX CAPITAL GROUP HOLDINGS, LLC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

As of and for the years ended December 31, 2021 and 2020

And Report of Independent Auditor

F-1

PHOENIX CAPITAL GROUP HOLDINGS, LLC. TABLE OF CONTENTS

F-2

Report of Independent Auditor

To the Board of Directors and Members

Phoenix Capital Group Holdings, LLC

Hermosa Beach, California

Opinion

We have audited the accompanying financial statements of Phoenix Capital Group Holdings, LLC (a Delaware corporation) (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-3

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about The Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules of reconciliation of earnings before income taxes, depreciation, and amortization (EBITDA) to net income (loss) and selling, general, and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP

Fort Lauderdale, Florida

April 28, 2022

F-4

PHOENIX CAPITAL GROUP HOLDINGS, LLC

BALANCE SHEETS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

	December 31,
	2021	2020
ASSETS
Current Assets:
Cash	$370,260	$169,982
Accounts receivable	1,281,758	-
Total Current Assets	1,652,018	169,982

Oil and gas properties, at cost, using the successful method of accounting:
Proved properties	48,423,233	13,474,002
Unproven properties	858,502	515,276
Total Property and Equipment	49,281,735	13,989,278
Accumulated depletion	(8,592,334)	(2,993,286)
Net Property and Equipment	40,689,401	10,995,992

Other Assets:
Financial derivatives (net)	172,677	-
Other receivables and assets	82,339	21,419
Total Other Assets	255,016	21,419
Total Assets	$42,596,435	$11,187,393

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable (Note 6)	$3,344,128	$3,092,871
Accrued expenses	111,209	11,288
Line of credit	21,850,000	2,750,000
Current portion of notes payable	6,006,987	350,000
Current portion of deferred closings	2,171,545	668,377
Total Current Liabilities	33,483,869	6,872,536

Noncurrent Liabilities:
Notes payable	5,364,221	600,000
Paycheck Protection Program loan	-	192,437
Deferred closings	799,395	426,341
Asset retirement obligation	40,465	23,048
Total Noncurrent Liabilities	6,204,081	1,241,826
Total Liabilities	39,687,950	8,114,362

Members' Equity	2,908,485	3,073,031
TOTAL LIABILITIES AND MEMBERS' EQUITY	$42,596,435	$11,187,393

The accompanying notes to the financial statements are an integral part of these statements.

F-5

PHOENIX CAPITAL GROUP HOLDINGS, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	Year Ended December 31,
	2021	2020
REVENUES
Gain on sale of assets	$207,655	$2,828,819
Mineral and royalty revenues	13,568,798	5,718,431
Total revenues	13,776,453	8,547,250

OPERATING EXPENSES
Depreciation, depletion, accretion and amortization	5,607,530	2,990,916
Selling, general, and administrative expenses	2,197,735	1,414,157
Severance and ad valorem taxes	2,721,248	1,145,325
Payroll and payroll expenses	1,185,695	585,302
Contractors and professional fees	984,535	270,404
Gathering, transportation and marketing	231,290	187,241
Total operating expenses	12,928,033	6,593,345

Gain from operations	848,420	1,953,905

OTHER REVENUES
Paycheck Protection Loan loan forgiveness	192,437	-
Total other revenues	192,437	-

OTHER EXPENSES
Interest expense	(1,669,930)	(111,328)
Loss of financial derivatives	(30,473)	-
Total other expenses	(1,700,403)	(111,328)

NET LOSS (INCOME)	$(659,546)	$1,842,577

The accompanying notes to the financial statements are an integral part of these statements.

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PHOENIX CAPITAL GROUP HOLDINGS, LLC

STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

Balances, December 31, 2019	$569,441
Contributions	1,368,191
Distributions	(707,178)
Net income	1,842,577
Balances, December 31, 2020	3,073,031
Contributions	770,000
Distributions	(275,000)
Net loss	(659,546)
Balances, December 31, 2021	$2,908,485

The accompanying notes to the financial statements are an integral part of these statements.

F-7

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(659,546)	$1,842,577
Adjustments to reconcile net income (loss) to net cash
flows from operating activities:
Depreciation, depletion, accretion and amortization	5,607,530	2,990,916
Asset retirement obligation	17,417	23,048
Gain on sale of assets	(207,655)	(2,828,819)
Changes in operating assets and liabilities:
Other current assets	(1,281,758)	600
Other assets	(233,597)	(21,419)
Accounts payable and accrued liabilities	368,375	3,086,962
Net cash flows from operating activities	3,610,766	5,093,865

CASH FLOWS FROM INVESTING ACTIVITES
Additions to oil and gas properties and leases	(33,756,844)	(20,911,545)
Proceeds from sale of assets	1,413,876	10,911,277
Net cash flows from investing activities	(32,342,968)	(10,000,268)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing of bank line of credit	25,155,000	2,750,000
Repayment of bank line of credit	(6,055,000)	-
Borrowing of notes payable	16,171,208	950,000
Repayment of notes payable	(8,709,950)	-
Borrowing of Paycheck Protection Program loan	-	192,437
Member's contributions	770,000	737,766
Member's distributions	(275,000)	(707,178)
Decrease in deferred closings	1,876,222	1,094,718
Net cash flows from financing activities	28,932,480	5,017,743

Net change in cash	200,278	111,340
Cash, beginning of year	169,982	58,642
Cash, end of year	$370,260	$169,982

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Noncash owner contribution of oil and gas property (1)	$-	$630,425
Paycheck Protection Program Loan Forgiveness	192,437	-
Cash paid during the period for interest	1,669,930	111,328
	$1,862,367	$741,753

(1) Owner contributions of three leasehold assets were contributed to the company in 2020.

F-8

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 1 – Business and basis of presentation

Phoenix Capital Group Holdings, LLC (“Phoenix” or the “Company") is a Delaware Limited Liability Company formed on April 23, 2019, to acquire mineral rights, royalty interests and non-operated working interests in the Permian Basin, TX, the Williston Basin, ND/MT, and the Denver-Julesburg Basin, CO.

The Company, through utilization of proprietary software developed internally coupled with years of industry experience, believes it has a significant competitive advantage in the marketplace.

Phoenix operates as a profit-share partnership. At the end of 2021, there are eleven profit-share partners, of which Lion of Judah Capital, LLC, a Delaware Limited Liability Company, is the majority profit-share owner and exclusive equity contributor and owner. At the end of 2021, Lion of Judah Capital, LLC was a 59.28% profit-share owner.

Note 2 – Significant accounting policies

Basis of preparation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The Company operates in one segment: oil and natural gas exploration and production.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Fair value of financial instruments

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair value at December 31, 2021 and 2020 because of the short-term maturity of these instruments.

Asset retirement obligations

Fair values of legal obligations to retire and remove long-lived assets are recorded when the obligation is incurred. When the liability is initially recorded, the Company capitalizes this cost by increasing the carrying amount of the related property and equipment. Over time, the liability is accreted for the change in its present value and the capitalized cost in oil and natural gas properties is depleted based on units of production consistent with the related asset.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP as detailed in the Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from these estimates.

F-9

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 2 – Significant accounting policies (continued)

Use of estimates (continued)

The accompanying financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”), and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Joint activities

Certain of exploration, development, and production activities are conducted jointly with other entities and, accordingly, the financial statements reflect only the Company’s proportionate interest in such activities.

Impairment of long-lived assets

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by field for potential impairment. An impairment on proved properties is recognized when the estimated undiscounted future net cash flows of a field are less than its carrying value. If an impairment occurs, the carrying value of the impaired field is reduced to its estimated fair value, which is generally estimated using a discounted cash flow approach.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Accounts receivable

Receivables consist of royalty income due from operators for oil and gas sales to purchasers and receipts from the Company’s non-operating interest ownership. Those purchasers remit payment for production to the operator and the operator in turn remits payment to Phoenix for the agreed-to royalties. Receivables from third parties, for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Volume estimates for wells with available historical actual data are based upon, (i) the historical actual data for the months the data is available or (ii) engineering estimates for the months the historical actual data is not available. Phoenix does not recognize revenues for wells with no historical actual data because we cannot conclude that it is probable that a significant revenue reversal will not occur in future periods. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

Phoenix routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. There is no allowance for doubtful accounts as of December 31, 2021 and 2020.

F-10

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 2 – Significant accounting policies (continued)

Concentration of significant customers

Financial instruments that potentially subject Phoenix to concentrations of credit risk consist of cash, receivable, royalty revenue, and our revolving credit facility. Royalty revenues are concentrated among operators engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

Great Western Oil and Gas is responsible for approximately 35% of the royalty revenue received in 2021. The concentration risk of Great Western Oil and Gas will become smaller in subsequent years as the assets deplete and are replaced by future acquisitions. This concentration of revenues with Great Western Oil and Gas also creates a geographic concentration of revenues exceeding 35% in the Denver-Julesburg Basin.

Oil and gas properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts and any gain or loss is recognized.

The depletion rate is determined by dividing the cumulative recovered barrels of oil by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

For more than 95% of properties within Phoenix’s inventory, oil production represents over 85% of the value of the property and in some cases approached 100%. Therefore, for depletion purposes, Phoenix uses oil recovery for all properties as the unit of production for depletion.

Phoenix evaluates the oil and gas properties in its inventory on a yearly basis for impairment, in accordance with the FASB’s authoritative guidance, a discount rate of 10% is applied to the annual future net cash flows to determine if the carrying value of the property exceeds the present value of future cashflows. Phoenix has not impaired the value of any properties in 2021 or 2020.

Equipment and other property

Equipment and other property are stated at cost, and inventory is stated at weighted average cost which does not exceed replacement cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold or otherwise disposed of, and the related accumulated depreciation, are removed from the accounts and any gain or loss is reflected in current earnings.

F-11

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 2 – Significant accounting policies (continued)

Revenue from contracts with customers

The Company recognizes its revenues following ASC Topic 606, Revenue from Contracts with Customers, ("ASC 606"). Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes.

Oil and natural gas sales

Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. As non-operators and mineral right owners, Phoenix in applicable situations have elected not to have control of the product. All of the Company’s oil, natural gas, and NGL sales are made under contracts with customers (operators). The performance obligations for the Company’s contracts with customers are satisfied at a point in time through the delivery of oil and natural gas to its customers.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment relate specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

F-12

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 2 – Significant accounting policies (continued)

Advertising and marketing costs

Advertising and marketing costs for the years ended December 31, 2021 and December 31, 2020 was approximately $571,225 and $231,290, respectively.

Recently issued accounting standards not yet adopted

In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases, which requires all leasing arrangements to be presented in the balance sheet as liabilities along with a corresponding asset. ASU 2016-02 does not apply to leases of mineral rights to explore for or use crude oil and natural gas. The ASU will replace most existing lease guidance in U.S. GAAP when it becomes effective. In January 2018, FASB issued ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842, to provide an optional practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under Topic 840. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842): Targeted Improvements, which provides for another transition method, in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption (i.e., comparative periods presented in the financial statements will continue to be in accordance with current U.S. GAAP (Topic 840, Leases)). The new standard becomes effective during the fiscal year ending December 31, 2022 and interim periods within the fiscal year ending December 31, 2023 and early adoption is permitted. Management is currently evaluating the impact that the adoption of this update will have on our financial statements and related disclosures.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying financial statements.

Note 3 – Oil and gas properties

The Company invests in two materially different asset classes – mineral rights (including overriding royalty interest and non-participating royalty interest) and non-operated working interests using the successful efforts method of accounting for both asset classes.

Mineral rights, overriding royalty interest, and non-participating royalty interests

The mineral rights account consists of 237 unique mineral rights holdings (1,069 NMA) in 2020 and 398 unique mineral rights holdings (3,622 NMA) in 2021. Phoenix divested 205 unique mineral rights holdings (2,233 NMA) in 2020 and 7 unique mineral holdings (89 NMA) in 2021. Most of these holdings are in the Williston Basin, ND/MT with the vast majority proven and currently producing. Mineral rights are the first of two asset classes that the Company invests in.

F-13

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 3 – Oil and gas properties (continued)

Mineral rights, overriding royalty interest, and non-participating royalty interests (continued)

The following details the location of the Company’s oil and natural properties, proved, and unproved by location:

	Year Ended December 31,
	2021	2020
Oil and natural gas properties, proved:
Williston Basin	$27,740,218	$3,372,789
Denver-Julesburg	12,503,071	10,077,673
Permian Basin	8,179,944	23,540
	48,423,233	13,474,002

Oil and natural gas properties, unproved:
Williston Basin	755,639	369,910
Denver-Julesburg	74,103	137,106
Permian Basin	28,760	8,260
	858,502	515,276
	$49,281,735	$13,989,278

Non-operated working interests (leases and unleased minerals)

Non-operated working interests are the second of the two asset classes that the Company invests in. Leases represent the potential to participate in drilling projects, absorbing both the cost of the drilling project as well as the larger rate of return when the wells produce (as compared with the smaller lease rate owned by the lessee).

Phoenix has a substantial concentration risk in Great Western Oil and Gas and Hunt Oil Company, which combined represents approximately 70% of the value of the leases held account at the end of 2021. Phoenix has full faith and belief that Great Western Oil and Gas and Hunt Oil Company will continue as a going concern for the near-term.

Proved and unproved properties

Phoenix considers a property proved when there are estimated quantities of oil, natural gas, and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate was made.

Phoenix considers a property unproved when there are currently no producing wells pooling the property. For over 95% of the value of the unproven properties in 2021, Phoenix has analyzed the wells within a 5-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled.

Mineral and royalty revenues

Phoenix is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that Phoenix owns. Mineral and royalty revenues are subject to various expenses that are removed from Phoenix’s paystub including owner deductions, severance and ad valorem taxes, and out-of-state owner withholdings. Phoenix grosses revenue up on the top-line and includes these expenses as operating expenses on the statement of operations.

F-14

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 4 – Financial derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in the statements of operations under the caption “Loss of financial derivates.”

Commodity Contracts

During 2021, the Company used collars with corresponding put and call options to reduce price volatility associated with certain of its royalty income. Under the Company’s collar contracts, each collar has an established floor price and ceiling price. When the settlement price is below the floor price, the counterparty is required to make a payment to the Company and when the settlement price is above the ceiling price, the Company is required to make a payment to the counterparty. When the settlement price is between the floor and the ceiling, there is no payment required outside of the net cost of the contracts.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

As of December 31, 2021, the Company had the following outstanding derivative contracts.

Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price	Weighted Average Ceiling Price

February - June	2022	Collars	17,000	WTI Cushing	$65.00	$80.00

Gain and Losses on Derivate Instruments

The following table summarized the gains and losses on derivate instruments included in the statements of operations and the net cash receipts (payments) on derivates for the periods presented:

	Year Ended December 31,
	2021	2020
Gain (loss) on derivate instruments	$(30,473)	$-
Net cash receipts (payments) on derivatives	(203,150)	-

The company did not have any derivatives prior to December 2021.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

F-15

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Derivative Instruments Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of December 31, 2021. The net amounts are classified as current or noncurrent based on their anticipated settlement dates.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets:
Current
Derivative instruments	$-	$408,914	$-	$408,914	$(236,236)	$172,677

Liabilities
Current
Derivative instruments	$-	$236,236	$-	$236,236	$(236,236)	$-

Note 5 – Asset retirement obligations

As part of the development of oil and natural gas properties, the Company incurs asset retirement obligations (“ARO”). ARO results from the Company’s responsibility to abandon and reclaim their net share of all working interest properties and facilities. At December 31, 2021, the net present value of the total ARO was estimated to be $40,466, with the undiscounted value being $315,467. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on the wellbores and facilities based on third party estimates of such costs, adjusted for inflation at a rate of 2.50% per annum for the years ended December 31, 2021 and 2020. These values are discounted to present value using a rate of 7.50% per annum for the years ended December 31, 2021 and 2020.

The following table summarizes the changes in the ARO for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Asset retirement obligations at beginning of period	$23,048	$-
Additions	14,594	23,048
Accretions	2,823	-
Asset retirement obligations at end of period	$40,465	$23,048
Long-term portion	$40,465	$23,048

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

F-16

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 6 – Accounts payable

The accounts payable balance includes marketing and legal expenses, as well as joint interest billing (JIB) costs due for other projects. Phoenix has concentration in the accounts payable account, where over 85% of the accounts payable balance is due to Hunt Oil Company.

Note 7 – Line of credit

On October 28, 2021, the Company obtained a $23,000,000 open-end revolving line of credit with Cortland Credit Lending Corporation due on October 28, 2022. At the end of December 2021, the Company had advanced $21,850,000. The average outstanding balance for 2021 (from October through December) was $16,933,333 and total interest paid for the Cortland Line of Credit in 2021 was $422,531. Interest is payable monthly at a fixed rate of 10.50% per annum on a 365/360-day basis. The line of credit is collateralized by assets within the Company’s oil and gas properties.

Note 8 – Notes payable

In May 2020, the Company received a loan under the Paycheck Protection Program (“PPP”) for an amount of $192,437, which was established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the U.S. Small Business Administration (“SBA”). The PPP loan matures in April 2025 and bears interest at 1% per annum with an interest only period until the applicable deferral period expires. The receipt of the funds from the PPP loan and the forgiveness of the PPP loan is dependent on the Company having initially qualified for the PPP loan and qualifying for the forgiveness of such PPP loan based on funds being used for certain expenditures such as payroll costs and rent, as required by the terms of the PPP loan. As of July 2021, the PPP loan was forgiven in full.

Additionally, on October 28, 2021, Phoenix obtained a $5,000,000 five-year term loan with Cortland Credit Lending Corporation in conjunction with the line of credit. Interest on the term loan is 10.50% per annum paid monthly. In addition, a term payment of $83,333 is due at the end of each month. The balance of the term loan on December 31, 2021 is $4,833,333.

Phoenix also has an investor program issued under Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation D under the Securities Act provides a number of exemptions from the registration requirements, allowing some companies to offer and sell their securities without having to register the offering with the SEC. Under this program, Phoenix took an additional $6,537,875 of debt from multiple investors with varying maturities and interest rates ranging from 9.3% to 25% APR. Interest is paid quarterly on the majority of these notes. For the notes where interest is being compounded, interest is expensed and capitalized quarterly. Interest expense of $457,387 and $51,464 in 2021 and 2020, respectively, was attributable to these notes.

Future payments for the notes payable amounts to:

Years ended December 31,	Amount
2022	$6,006,987
2023	1,065,381
2024	1,230,000
2025	2,235,507
2026	833,333
Total	$11,371,208

F-17

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 9 – Deferred closing

The Company has agreed to deferred closing arrangements (installment sales) with numerous clients with principal amount of $2,970,940 owed at the close of 2021, of which $799,395 are long term with repayments due from 2023 to 2025. Deferred closings have several different payment structures and interest rates ranging from 8% to 15% annually. Interest is capitalized quarterly on deferments that are not paying interest quarterly.

Note 10 – Member’s equity

Member’s equity consists of two buckets, retained earnings and owner’s investment. Owner’s investment represents contributions and distributions made by Lion of Judah Capital, LLC, the majority profit-share owner and sole equity owner.

All members of Phoenix have a profit-share interest in Phoenix’s net income. All partners are paid monthly guaranteed payments, which are a draw against each member’s future capital account. Lion of Judah Capital, LLC is credited with a 10% preferential return on its contributed capital before member’s profit-share percentages are applied to net income.

Note 11 – Related parties transactions

During the year ended December 31, 2020, the Company received as a capital contribution minerals and royalty interests from an entity controlled by a family member of an officer of the Company. The officer also holds membership interests in Alpha and Omega Capital, LLC. Total consideration received during the year ended December 31, 2020 was $630,425. As of December 31, 2021 and 2020, the Company had no material related party receivables or payables.

Note 12 – Company commitments

Phoenix leases office space under several operating leases. Rent expense for the year ended December 31, 2021 and December 31, 2020 was $171,365 and $114,768, respectively. Phoenix has offices in Hermosa Beach, CA (month-to-month), Littleton, CO (2-year lease – expiring on January 31, 2023) and Casper, WY (2-year lease – expiring on October 31, 2023). The on-going lease commitments are approximately $22,667 per month.

Future commitments for the years ended December 31,	Amount
2022	$272,216
2023	249,313
2024	203,008
2025	209,264
2026	215,648
2027	222,032
2028	228,664
2029	76,972
Total	$1,677,117

Note 13 – COVID-19 pandemic and impact on global demand for oil and natural gas

The ongoing global spread of a novel strain of coronavirus (SARS-Cov-2), which causes COVID-19, has caused a continuing disruption to the oil and natural gas industry and to our business by, among other things, contributing to a significant decrease in global crude oil demand and the price for oil beginning in the first quarter of 2020 and continuing through the fourth quarter of 2021. The declining commodity prices have adversely affected the revenues the Company receives for its royalty interests and could affect its ability to access the capital markets on terms favorable to the Company.

F-18

PHOENIX CAPITAL GROUP HOLDINGS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND DECEMBER 31, 2020

Additionally, in response to the decline in commodity prices, many operators on the Company's properties have announced reductions in their estimated capital expenditures for 2021 and beyond, which has and will adversely affect the near-term development of the Company's properties during the second half of the year and into 2021. While these lower commodity prices initially resulted in some of the Company's operators shutting in or curtailing production from wells on its properties during the second quarter of 2020, we saw a majority of the Company’s operators resume production for previously curtailed and shut-in wells in connection with the improvement of commodity prices in the second half of 2020 and throughout 2021.

In response to the COVID-19 pandemic, the potential risk to the Company’s workforce and in compliance with stay-at-home orders, the Company successfully implemented policies and the technological infrastructure for all of its employees to work from home in the first quarter of 2020 and ceased all business travel. Due to these efforts, the Company has not experienced material disruptions to its operations or the health of its workforce and has maintained the engagement and connectivity of its personnel.

Note 14 – Subsequent events

Management has evaluated subsequent events through April 27, 2022, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Line of credit update

In April 2022, First International Bank and Trust and Phoenix have agreed conceptually to a new arrangement. This new arrangement will remove Cortland Credit Lending Corporation as the first-lien lender and establish First International Bank and Trust as the primary lender. Preliminary indications are a facility in the amount of $50 million utilizing a five-year term structure. Interest rate will be approximately 7.50%.

F-19

SUPPLEMENTAL SCHEDULES

F-20

PHOENIX CAPITAL GROUP HOLDINGS, LLC.

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION

AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	Year Ended December 31,
	2021	2020
STATEMENTS OF OPERATIONS
Net Loss (Income)	$(659,546)	$1,842,577

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	5,607,530	2,990,916
Interest expense	1,669,930	111,328

OTHER FINANCIAL DATA
EBITDA (1)	$6,617,914	$4,944,821

(1) EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

F-21

PHOENIX CAPITAL GROUP HOLDINGS, LLC.

SCHEDULES OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	Year Ended December, 31
	2021	2020
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Guaranteed payments	$1,087,699	$950,256
Office supplies, equipment, and software	234,577	230,193
Rent	171,365	114,768
Bank charges and fees	551,177	42,158
Dues and subscriptions	10,020	34,886
Shipping, freight, and delivery	27,171	19,939
Other	115,726	21,957
Total selling, general, and administrative expenses	$2,197,735	$1,414,157

F-22

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC*

(2)(b)	Limited Liability Company Agreement of Phoenix Capital Group Holdings, LLC*

(3)(a)	Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank N.A., as trustee, dated as of January 12, 2022**

(3)(b)	Form of Bond*

(3)(c)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank N.A., as trustee, dated as of February 1, 2022***

(4)	Subscription Agreement*

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019*

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsay Wilson, dated as of April 23, 2019*

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020*

(6)(d)	Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Cortland Credit Lending Corporation and the Guarantors, dated as of October 28, 2021*

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on November 19, 2021.

** Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed on January 12, 2022.

*** Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed on February 1, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager

Date:	April 29, 2022

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Chief Operating Officer and Manager

Date:	April 29, 2022

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer

Date:	April 29, 2022

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